Klondex Increases Total Mineral Reserves by ~19% in 2015

Vancouver, BC - December 3, 2015- Klondex Mines Ltd. (KDX:TSX; KLDX:NYSE MKT) (“Klondex” or the “Company”) updates mineral reserves for its Fire Creek project and Midas mine in northern Nevada. The mineral reserves were calculated using $1,000/ounce gold and $15.83/ounce silver assumptions.

Highlights:
- Total mineral reserves of 444,488 gold equivalent ounces (“GEOs”), an increase of ~19%, net of depletion;
- Total Fire Creek mineral reserves of 321,324 GEOs, an increase of ~33%, net of depletion, at a grade of 1.34 opt AuEq, an increase of ~3%;
- Total Midas mineral reserves decreased slightly by 7% due to lower grades, partially offset by higher tons.

KLONDEX MINERAL RESERVES

	Tons (000s)	Au opt	Ag opt	AuEq opt	Au Ounces (000s)	Ag Ounces (000s)	AuEq Ounces (000s)
Fire Creek Project
Proven Reserves	105.0	2.055	1.479	2.098	216.1	155.5	220.6
Probable Reserves	135.0	0.730	0.577	0.747	98.5	77.8	100.7
Proven and Probable	240.0	1.311	0.972	1.339	314.6	233.4	321.3

Midas Mine
Proven Reserves	94.0	0.284	14.611	0.510	26.7	1,374.3	48.0
Probable Reserves	215.0	0.210	8.971	0.349	45.3	1,930.4	75.2
Proven and Probable	309.0	0.233	10.686	0.398	72.0	3,304.8	123.2

Klondex Totals
Proven Reserves	199.0	1.218	7.682	1.348	242.8	1,529.8	268.6
Probable Reserves	350.0	0.411	5.733	0.503	143.8	2,008.2	175.9
Proven and Probable	549.0	0.704	6.439	0.809	386.6	3,538.2	444.5
Notes and Assumptions:

1.	Proven and probable mineral reserves of 444,488 GEO’s are contained within Measured and Indicated resources of 1,035,000 GEO’s;
2.	Mineral reserves have been estimated with a gold price of $1,000/ounce and a silver price of $15.83/ounce;
3.	Metallurgical recoveries for gold and silver are 94% and 92% respectively;
4.	Gold equivalent ounces are calculated based on 64.53 ounces of silver being equivalent to one ounce of gold;
5.	Fire Creek Mineral Reserves are estimated at a cutoff grade of 0.312 Au opt and an incremental cutoff grade of 0.115 Au opt;
6.	Midas Mineral Reserves are estimated at a cutoff grade of 0.282 Au opt and an incremental cutoff grade of 0.067 Au opt;
7.	Mining losses of 5% and unplanned mining dilution of 10% have been applied to the designed mine excavations; and,
8.	Fire Creek Mineral Reserves use an effective date of June 30, 2015; Midas uses an effective date of May 31, 2015.

Brian Morris, Vice President of Exploration, stated, “We continue to demonstrate our ability to unlock additional value imbedded in our assets. With only six months of drill results at Fire Creek and nine months of drill results at Midas, we have increased the Company’s mineral reserves by 19%. Fire Creek continues to outperform our expectations as we not only increased total proven and probable GEOs, but the grade improved as well. And having tested only 7% of our land position, I expect that Fire Creek will continue to grow.”

Mineral resources and mineral reserve estimates have been prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s (“CIM”) “CIM Definition Standards - For Mineral Resources and mineral reserves” adopted by the CIM Council on May 10, 2014. Proven and probable mineral reserves are the economically minable portions of the measured and indicated Mineral Resources after the application of appropriate modifying factors. Such factors include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

The updated mineral reserves were prepared by Practical Mining, LLC.

For complete mineral resource assumptions from Fire Creek and Midas, with effective dates of June 30, 2015 and May 31, 2015, respectively, and a description of relevant drill sampling and procedures, please see the Company's press release dated September 16, 2015.

About Klondex Mines Ltd. (www.klondexmines.com)
We are a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. We have 100% interests in two producing mineral properties: the Fire Creek project and the Midas mine and ore milling facility, both of which are located in the State of Nevada, USA. Fire Creek is located approximately 100 miles south of Midas.
For More Information Contact:
John Seaberg
Senior Vice President, Investor Relations
O: 775-621-5512
M: 303-668-7991
jseaberg@klondexmines.com

Qualified Person
Scientific and technical information in this press release has been reviewed and approved by Brian Morris, a "qualified person" within the meaning of NI 43-101.

Cautionary Note Regarding Technical Information and Forward-looking Information
A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.

A production decision at the Midas Mine was made by previous operators of the mine, prior to the completion of the acquisition of the Midas mine by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, the prior production decision were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and United States securities legislation (collectively, "forward-

2

looking information"), including but not limited to information about the magnitude and the quality of the Midas and Fire Creek projects, statements regarding the estimation of mineral resources and mineral reserves and the potential delineation of additional mineral resources and/or mineral reserves through further exploration at the Midas and Fire Creek projects, the accuracy of current interpretation of drill and other exploration results, the Company's intention and ability to monetize mineralized material, the successful execution of the bulk sampling program at the Fire Creek project, project development and related permitting, cash flows and the financial condition of the Company. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and United States available at www.sedar.com and www.sec.gov, respectively. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Cautionary Note to U.S. Investors Regarding the Use of Mining Terms
This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All resource and reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the U.S. Securities and Exchange Commission (the SEC”) set out in Industry Guide 7. Consequently, reserve and resource information contained in this news release is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and all necessary permits and government approvals must be filed with the appropriate governmental authority. Accordingly, mineral reserve estimates contained in this news release may not qualify as “reserves” under SEC standards.

3